SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Fluor Corporation

(Name of Subject Company (issuer))

Fluor Corporation
(Names of Filing Persons (issuer))

1.50% Convertible Senior Notes Due 2024

(Title of Class of Notes)

343412AA0
(CUSIP Number of Class of Notes)

Carlos M. Hernandez, Esq.

Chief Legal Officer and Secretary

Fluor Corporation

6700 Las Colinas Boulevard

Irving, Texas 75039
(469) 398-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

Andrew M. Baker, Esq.

Baker Botts L.L.P.

2001 Ross Avenue

Dallas, Texas 75201

(214) 953-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$133,578,000	$5,249.62

*                       For purposes of calculating amount of filing fee only.  The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 1.50% Convertible Senior Notes Due 2024, as described herein, is $1,000 per $1,000 principal amount outstanding.  As of January 13, 2009, there was $133,578,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $133,578,000.

**                The amount of the filing fee equals $39.30 per $1 million of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.  Summary Term Sheet.

The following are answers to some of the questions that you may have about the Offer (as defined below).  To understand the Offer fully and for a more complete description of the terms of the Offer, we urge you to read carefully the remainder of this Tender Offer Statement on Schedule TO (this “Offer Statement”) and the accompanying Company Notice and Purchase Notice because the information in this summary is not complete and those documents contain additional important information.

Unless we have indicated otherwise, references in this summary and the remainder of this document to “Fluor,” “we,” “us” and “our” or similar terms are to Fluor Corporation, a Delaware corporation, and its consolidated subsidiaries and divisions.

•              Who is offering to purchase my Notes?

Fluor Corporation, a Delaware corporation, is offering to purchase all of the outstanding 1.50% Convertible Senior Notes Due 2024 issued by it on February 17, 2004 (the “Notes”) that are validly surrendered for purchase at the option of the holders thereof (the “Offer”).  We issued the Notes under an Indenture, dated as of February 17, 2004, between us and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture, dated as of February 17, 2004 (the “Indenture”).  As of January 13, 2009, there was $133,578,000 aggregate principal amount of Notes outstanding. (See Pages 4-7)

•              Why are you making the offer?

We are required to make the offer under the terms of the Indenture and the Notes.  (See Page 7)

•              How much are you offering to pay?

Under the terms of the Indenture and the Notes, each holder of the Notes may require us to purchase its Notes on February 17, 2009 at a purchase price equal to 100% of their principal amount plus accrued and unpaid interest, if any, to (but excluding) the date of purchase (the “Purchase Price”).  The purchase date is an Interest Payment Date under the terms of the Indenture.  Accordingly, interest accrued up to the purchase date will be paid to record holders as of the record date for such Interest Payment Date, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price.  Unless we default in making payment of the Purchase Price, interest on the purchased Notes will cease to accrue on and after the purchase date.  (See Page 7)

•              What is the form of payment?

Under the terms of the Indenture and the Notes, we are required to pay the Purchase Price in cash.  (See Page 7)

•              Are the Notes convertible into Common Stock?

Yes.  As a holder of Notes, you may surrender the Notes for conversion at any time prior to maturity, unless they have been previously purchased or redeemed, in the following circumstances:

•

during any fiscal quarter if the last reported sale price of our common stock, $0.01 par value per share (the “Common Stock”), for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, is greater than or equal to 130% of the conversion price per share of our Common Stock on such last trading day;

•	if the Notes have been called for redemption; or

•	upon the occurrence of specified corporate transactions described in the Indenture.

Based on the trading price of our Common Stock during the fourth quarter of 2008, each Note is currently convertible at any time at the option of the holder.

The current conversion rate of the Notes is 35.9104 shares of our Common Stock per $1,000 principal amount of the Notes.  We will satisfy our conversion obligation for each $1,000 principal amount of the Notes by paying (i) an amount in cash (the “Election Amount”) equal to the conversion rate multiplied by the average of the last reported sale prices of Common Stock for the ten trading days beginning on the trading day immediately following the date the holder submits the Notes for conversion (the “Cash Settlement Averaging Period”) (provided, however, that the Election Amount will not be more than 100% of the principal amount of a Note) and (ii) a number of shares of Common Stock equal to the conversion rate minus (x) the Election Amount divided by (y) the average of the last reported sale prices of Common Stock during the Cash Settlement Averaging Period.  The conversion rate is subject to adjustment in certain events.  We will deliver cash in lieu of any fractional shares.  (See Pages 4-5)

•              How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes.  To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results, the trading price of our Common Stock and the market for similar securities.  As discussed in the preceding paragraph, the Notes are currently convertible into cash and shares of our Common Stock, as applicable, at a conversion rate of 35.9104 shares of our Common Stock per $1,000 principal amount of the Notes.  This represents a current conversion price per share of $27.85.  Our Common Stock, into which the Notes are convertible, is listed on the New York Stock Exchange (the “NYSE”) under the symbol “FLR”.  On January 13, 2009, the last reported sales price of our Common Stock on the NYSE was $46.05 per share.  The range of high and low quarterly sales prices of our Common Stock on the NYSE since January 1, 2007, as adjusted for the two-for-one stock split effected in July 2008, is provided on page 5 of this Offer Statement.  To the extent available, holders are urged to obtain current market information for the Notes and our Common Stock prior to making any decision with respect to the Offer.  (See Pages 4-6)

•              What does your board of directors think of the Offer?

The board has not made any recommendation as to whether you should surrender your Notes for purchase.  You must make your own decision whether to surrender your Notes for purchase and, if so, the number of Notes to surrender.  (See Page 7)

•              When does the Offer expire?

The Offer expires at 5:00 p.m., New York City time, on February 13, 2009.  We do not plan to extend the period you have to accept the Offer unless required to do so by federal securities laws.  (See Page 8)

•              What are the conditions to your purchase of the Notes?

Provided that our purchase of Notes validly surrendered for purchase and not validly withdrawn is not unlawful and no event of default under the Indenture has occurred and is continuing (other than an event of default that is cured by the payment of the Purchase Price), the purchase will not be subject to any conditions.  (See Page 7)

•              How do I surrender my Notes?

To surrender your Notes for purchase pursuant to the Offer, you must deliver the required documents to The Bank of New York Mellon Trust Company, N.A., as paying agent (the “Paying Agent”), no later than 5:00 p.m., New York City time, on February 13, 2009, as follows:

•                                          Holders who are participants in The Depository Trust Company (“DTC”) should surrender their Notes electronically through DTC’s Automated Tenders over the Participant Terminal System (the “PTS”), subject to the terms and procedures of that system.  Holders surrendering through DTC need not submit a physical Purchase Notice to the Paying Agent if those holders comply with

DTC’s transmittal procedures.  By surrendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Offer set forth in the Purchase Notice.

•                                          Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if those holders desire to surrender their Notes and instruct that nominee to surrender the Notes on the holders’ behalf.

•                                          Holders whose Notes are held in certificated form must properly complete and execute the Purchase Notice, and deliver such notice to the Paying Agent, with any other required documents and the certificates representing the Notes to be surrendered for purchase.

You bear the risk of untimely surrender of your Notes.  You must allow sufficient time for the necessary procedures prior to 5:00 p.m., New York City time, on February 13, 2009.  (See Pages 8-9)

•              If I surrender, when will I receive payment for my Notes?

We will accept for payment all validly surrendered Notes immediately upon expiration of the Offer.  We will forward to the Paying Agent, before 10:00 a.m., New York City time, on February 17, 2009, the appropriate amount of cash required to pay the total Purchase Price for the Notes validly surrendered for purchase and not withdrawn, and the Paying Agent will promptly distribute the cash to the holders.  (See Page 9)

•              Until what time can I withdraw previously surrendered Notes?

You can withdraw Notes previously surrendered for purchase at any time until 5:00 p.m., New York City time, on February 13, 2009.  (See Page 9)

•              How do I withdraw previously surrendered Notes?

To withdraw previously surrendered Notes, you must comply with DTC’s withdrawal procedures or, for Notes in certificated form, deliver an executed written notice of withdrawal, substantially in the form delivered with this document (the “Notice of Withdrawal”), to the Paying Agent prior to 5:00 p.m., New York City time, on February 13, 2009.  Holders withdrawing through DTC need not submit a physical Notice of Withdrawal to the Paying Agent if those holders comply with the withdrawal procedures of DTC.

You bear the risk of untimely withdrawal of your previously surrendered Notes.  You must allow sufficient time for the necessary procedures prior to 5:00 p.m., New York City time, on February 13, 2009.  (See Page 9)

•              Do I need to do anything if I do not wish to surrender my Notes for purchase?

No.  If you do not deliver a properly completed and duly executed Purchase Notice (along with any certificated Notes) to the Paying Agent or surrender your Notes electronically through DTC’s Automated Tenders over the PTS before the expiration of the Offer, we will not purchase your Notes and such Notes will remain outstanding subject to their existing terms.  (See Page 7)

•             If I choose to surrender my Notes for purchase, do I have to surrender all of my Notes?

No.  You may surrender all of your Notes, a portion of your Notes or none of your Notes for purchase.  If you wish to surrender a portion of your Notes for purchase, however, you must surrender your Notes in a principal amount of $1,000 or an integral multiple of $1,000.  (See Page 7)

•                                        If I do not surrender my Notes for purchase, will I continue to be able to exercise my conversion rights?

If you do not surrender your Notes for purchase, your conversion rights will not be affected.  You will continue to have the right to convert your Notes, subject to the terms, conditions and adjustments specified in the Indenture and in the Notes.  (See Page 4)

•                                        If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes for purchase in the Offer?

The receipt of cash in exchange for Notes pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes.  You should consult with your own tax advisor regarding the actual tax consequences to you.  (See Pages 10-11)

•             Who is the Paying Agent?

The Bank of New York Mellon Trust Company, N.A., the Trustee for the Notes, is serving as Paying Agent in connection with the Offer.  Its address and telephone number are set forth in the Company Notice delivered with this document.  (See Page 4)

•             Who can I talk to if I have questions about the Offer?

Questions and requests for assistance in connection with the surrender of Notes for purchase pursuant to the Offer may be directed to the Paying Agent at the address and telephone number set forth in the Company Notice delivered with this document.  (See Page 7)

ITEM 2.  Subject Company Information.

(a)          Name and Address.  Fluor Corporation is a Delaware corporation.  The address of our principal executive offices is 6700 Las Colinas Boulevard, Irving, Texas 75039.  Our telephone number at these offices is (469) 398-7000.

(b)          Securities.  The securities subject to this Offer Statement and to the transaction described in the response to paragraph (a) of Item 4 below are all of our outstanding 1.50% Convertible Senior Notes Due 2024.  As of January 13, 2009, there was $133,578,000 aggregate principal amount of Notes outstanding.  The Notes are held through DTC, and Cede & Co., as nominee of DTC, is the sole record holder of the Notes.

(c)          Trading Market and Price.  There is no established reporting system or market for trading in the Notes.  To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results, the trading price of our Common Stock and the market for similar securities.  As discussed in more detail below, based on the trading price of our Common Stock during the fourth quarter of 2008, each Note is currently convertible at any time at the option of the holder into cash and shares of our Common Stock, as applicable, at a conversion rate of 35.9104 shares of our Common Stock per $1,000 principal amount of the Notes, subject to the terms, conditions and adjustments specified in the Indenture and in the Notes.  This represents a current conversion price per share of $27.85.

A holder may convert fewer than all of such holder’s Notes so long as the Notes converted equal a principal amount of $1,000 or an integral multiple thereof.  The Bank of New York Mellon Trust Company, N.A., whose address appears in the Company Notice, is currently acting as Paying Agent and the Conversion Agent for the Notes.  Holders that do not surrender their Notes for purchase pursuant to the Offer will maintain the right to convert their Notes, subject to the terms, conditions and adjustments specified in the Indenture and in the Notes.

Holders may surrender their Notes for conversion prior to stated maturity only in the following circumstances:

•                  during any fiscal quarter if the last reported sale price of our Common Stock, for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, is greater than or equal to 130% of the conversion price per share of our Common Stock on such last trading day;

•                  if the Notes have been called for redemption; or

•                  upon the occurrence of specified corporate transactions described in the Indenture.

If a holder submits all or a portion of its Notes for conversion and complies with the requirements of the Indenture, we will settle our conversion obligation through the Trustee on the third business day following the Cash Settlement Averaging Period.

A holder wishing to exercise its conversion right must:

•	complete the conversion notice, which is available on the back of the Notes, and deliver such notice to the Conversion Agent;

•	surrender the Notes to the Conversion Agent;

•	furnish appropriate endorsements and transfer documents, if required by us or the Conversion Agent;

•	pay any transfer or similar tax, if required; and

•	if required, pay funds equal to the interest payable on the next interest payment date.

If a holder has already delivered a Purchase Notice with respect to a Note, the holder may not surrender that Note for conversion until the holder has validly withdrawn the Purchase Notice before the expiration of the Offer in accordance with the Indenture and as described in Item 4 below.

Holders of Notes at 5:00 p.m., New York City time, on February 1, 2009, the regular record date for the February 15, 2009 interest payment on the Notes, will receive interest in the amount of $7.50 per $1,000 principal amount of Notes payable on February 17, 2009.  Notes surrendered for conversion by holders during the period from 5:00 p.m., New York City time, on February 1, 2009 to 5:00 p.m., New York City time, on February 13, 2009 must be accompanied by a payment to us of $7.50 per $1,000 principal amount of Notes surrendered for conversion, which amount equals the regular interest payment that the holder is to receive on the Notes.  Holders that submit Notes for conversion after 5:00 p.m., New York City time, on February 13, 2009, need not submit any interest payment in connection with the conversion.

We will satisfy our conversion obligation for each $1,000 principal amount of the Notes by paying (i) an amount in cash (Election Amount), equal to the conversion rate multiplied by the average of the last reported sale prices of Common Stock for the Cash Settlement Averaging Period (provided, however, that the Election Amount will not be more than 100% of the principal amount of a Note) and (ii) a number of shares of Common Stock equal to the conversion rate minus (x) the Election Amount divided by (y) the average of the last reported sale prices of Common Stock during the Cash Settlement Averaging Period.  We will deliver cash in lieu of any fractional shares.

Our Common Stock, into which the Notes are convertible, is listed on the NYSE under the symbol “FLR”.  The following table presents the range of high and low quarterly sales prices of our Common Stock on the NYSE since January 1, 2007, as adjusted for the two-for-one stock split effected in July 2008.

	Price
	High	Low
2007
First Quarter	$47.50	$37.61
Second Quarter	56.37	44.89
Third Quarter	72.95	52.15
Fourth Quarter	86.08	63.23
2008
First Quarter	77.42	53.17
Second Quarter	101.37	70.01
Third Quarter	96.45	46.19
Fourth Quarter	56.01	28.60
2009
First Quarter (through January 13, 2009)	51.70	44.05

On January 13, 2009, the last reported sales price of our Common Stock on the NYSE was $46.05 per share.  As of January 9, 2009, there were 181,555,921 shares outstanding.  We urge you to obtain current market information for the Notes, to the extent available, and our Common Stock before making any decision to surrender your Notes pursuant to the Offer.

ITEM 3.  Identity and Background of Filing Person.

This Offer Statement is being filed by Fluor.  For our name and address, see the response to paragraph (a) of Item 2 above.  The following table presents the name and title of each of our executive officers and directors as of January 13, 2009.  The address of each such person is c/o Fluor Corporation, 6700 Las Colinas Boulevard, Irving, Texas 75039.

Name	Title
Ray F. Barnard	Vice President and Chief Information Officer
Alan L. Boeckmann	Chairman and Chief Executive Officer
David E. Constable	Group President, Power
Stephen B. Dobbs	Senior Group President, Industrial & Infrastructure, Government and Global Services
Garry W. Flowers	Senior Vice President, HSE, Security & Industrial Relations
Glenn C. Gilkey	Senior Vice President, Human Resources and Administration
Kirk D. Grimes	Group President, Global Services
Carlos M. Hernandez	Chief Legal Officer and Secretary
John L. Hopkins	Group President, Government
David T. Seaton	Group President, Energy & Chemicals
Gary G. Smalley	Vice President and Controller
D. Michael Steuert	Senior Vice President and Chief Financial Officer
Dwayne Wilson	Group President, Industrial & Infrastructure
Ilesanmi Adesida	Director
Peter K. Barker	Director
Peter J. Fluor	Director
James T. Hackett	Director
Kent Kresa	Director
Vilma S. Martinez	Director
Dean R. O’Hare	Director
Joseph W. Prueher	Director
Peter S. Watson	Director
Suzanne H. Woolsey	Director

ITEM 4.  Terms of the Transaction.

(a)           Material Terms.

General

The securities subject to this Offer Statement and to the transaction described in this document are our 1.50% Convertible Senior Notes Due 2024.  See response to paragraph (b) of Item 2 above.  We issued the Notes under an Indenture, dated as of February 17, 2004, between us and The Bank of New York Mellon Trust Company, N.A., as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of February 17, 2004.  The description of the Notes and the Indenture set forth under the caption “Description of Notes” in our prospectus dated February 11, 2004, as filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2004, is incorporated by reference in this Offer Statement.

Under the terms of the Indenture and the Notes, each holder of the Notes may require us to purchase its Notes on February 17, 2009 at a Purchase Price equal to 100% of their principal amount plus accrued and unpaid interest, if any, to (but excluding) the date of purchase.  The purchase date is an Interest Payment Date under the terms of the Indenture.  Accordingly, interest accrued up to the purchase date will be paid to record holders as of the record date for such Interest Payment Date, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price.  Unless we default in making payment of the Purchase Price, interest on the purchased Notes will cease to accrue on and after the purchase date.  Under the terms of the Indenture and the Notes, we are required to pay the Purchase Price in cash with respect to any and all Notes validly surrendered for purchase and not withdrawn.  A holder may surrender all, a portion or none of such holder’s Notes; however, we will accept Notes surrendered for purchase only in principal amounts equal to $1,000 or an integral multiple thereof.  Provided that our purchase of Notes validly surrendered for purchase and not validly withdrawn is not unlawful and no event of default under the Indenture has occurred and is continuing (other than an event of default that is cured by the payment of the Purchase Price), the purchase will not be subject to any conditions.

The Purchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or of our Common Stock.  Accordingly, the Purchase Price may be significantly higher or lower than the current market price of the Notes.  Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and our Common Stock before making a decision whether to surrender their Notes for purchase.

If a holder does not deliver a properly completed and duly executed Purchase Notice (along with any certificated Notes) to the Paying Agent or surrender such holder’s Notes electronically through DTC’s Automated Tenders over the PTS before the expiration of the Offer, we will not purchase such holder’s Notes and such Notes will remain outstanding subject to their existing terms.  If any Notes remain outstanding following expiration of the Offer, we will become obligated to purchase the Notes, at the option of the holders, in whole or in part, on February 15 of 2014 and 2019, respectively, at purchase prices equal to 100% of the principal amount plus accrued and unpaid interest, if any, to (but excluding)  the date of purchase.  We will have the option to pay the purchase price in cash, shares of Common Stock or a combination thereof.

The board has not made any recommendation as to whether you should surrender your Notes for purchase.  You must make your own decision whether to surrender your Notes for purchase and, if so, the number of Notes to surrender.

Please see the response to paragraph (c) of Item 2 above with respect to the conversion rights and procedures of the Notes.  Questions and requests for assistance in connection with the surrender of Notes for purchase pursuant to the Offer may be directed to the Paying Agent at the address and telephone number set forth in the Company Notice delivered with this document.

Expiration of the Offer

The Offer expires at 5:00 p.m., New York City time, on February 13, 2009.  We do not plan to extend the period holders of Notes have to accept the Offer unless required to do so by federal securities laws.

Procedures for Surrendering Notes

Method of Delivery

The method of delivery of Notes, the related Purchase Notice and all other required documents, including delivery through DTC and acceptance through DTC’s Automatic Tenders over PTS, is at the election and risk of the person surrendering such Notes and delivering such Purchase Notice and delivery will be deemed made only when actually received by the Paying Agent.  The date of any postmark or other indication of when a Note or the Purchase Notice was sent will not be taken into account in determining whether such materials were timely received.  If such delivery is by mail, it is suggested that holders use properly insured, registered mail with return receipt requested, and that holders mail the required documents sufficiently in advance of February 13, 2009 to permit delivery to the Paying Agent prior to 5:00 p.m., New York City time, on February 13, 2009.

Purchase Notice

The Indenture requires that the Purchase Notice contain:

•	the certificate number of the Notes in certificated form being delivered for purchase;

•	the portion of the principal amount of the Notes to be purchased, which portion must be in principal amounts of $1,000 or an integral multiple thereof; and

•	a statement that such Notes are to be purchased on February 17, 2009 pursuant to the terms and subject to the conditions specified in the Indenture and the Notes.

A form of Purchase Notice has been delivered with this document.  The signature on the Purchase Notice must be guaranteed by an eligible guarantor institution (as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (an “Eligible Institution”) unless (i) the Purchase Notice is signed by the registered holder(s) of the surrendered Notes (which for purposes of the Purchase Notice, includes any participant in DTC whose name appears on a security position listing as the holder of such Notes) or (ii) such Notes are surrendered for purchase for the account of an Eligible Institution.

Delivery of Notes

To receive the Purchase Price, holders of Notes in certificated form must properly complete and execute the Purchase Notice, and deliver such notice to the Paying Agent, with any other required documents and the certificates representing the Notes to be surrendered for purchase.

A holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such holder desires to surrender its Notes and instruct such nominee to surrender the Notes for purchase on the holder’s behalf.

A holder who is a DTC participant may elect to surrender to us its beneficial interest in the Notes by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system its beneficial interest in the Notes on or prior to 5:00 p.m., New York City time, on February 13, 2009; and

•	electronically transmitting its acceptance through DTC’s Automated Tenders over the PTS, subject to the terms and procedures of that system.

In surrendering through PTS, the electronic instructions sent to DTC by the holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of and agreement to be bound by the Purchase Notice.  Holders bear the risk of untimely surrender of the Notes and must allow sufficient time for the necessary procedures prior to 5:00 p.m., New York City time, on February 13, 2009.

Notes and the Purchase Notice must be delivered to the Paying Agent to collect payment.  Delivery of documents to us does not constitute delivery to the Paying Agent.  Holders that surrender through DTC need not submit a physical Purchase Notice to the Paying Agent if such holders comply with DTC’s transmittal procedures.

Withdrawal Procedures

Notes surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on February 13, 2009.  In order to withdraw previously surrendered Notes, holders must either comply with DTC’s withdrawal procedures or, for Notes in certificated form, deliver to the Paying Agent a Notice of Withdrawal.  The Notice of Withdrawal must state:

•	the certificate number and principal amount of the Notes with respect to which such Notice of Withdrawal is being submitted; and

•	the principal amount, if any, of such Notes that remain subject to the original Purchase Notice and that have been or will be delivered for purchase by us.

The signature on the Notice of Withdrawal must be guaranteed by an Eligible Institution unless (i) the Notice of Withdrawal is signed by the registered holder(s) of the surrendered Notes (which for purposes of the Notice of Withdrawal, includes any participant in DTC whose name appears on a security position listing as the holder of such Notes) or (ii) such Notes were surrendered for purchase for the account of an Eligible Institution.  Any properly withdrawn Notes will be deemed not validly surrendered for purposes of the Offer.  Notes withdrawn from the Offer may be resurrendered by following the surrender procedures described above.  Holders bear the risk of untimely withdrawal of previously surrendered Notes and must allow sufficient time for the necessary procedures prior to 5:00 p.m., New York City time, on February 13, 2009.  Holders that withdraw through DTC need not submit a physical Notice of Withdrawal to the Paying Agent if such holders comply with DTC’s withdrawal procedures.

Payment of Purchase Price

We will accept for payment all validly surrendered Notes immediately upon expiration of the Offer.  We will forward to the Paying Agent, before 10:00 a.m., New York City time, on February 17, 2009, the appropriate amount of cash required to pay the total Purchase Price for the Notes validly surrendered for purchase and not withdrawn, and the Paying Agent will promptly distribute the cash to the holders.  Unless we default in making payment of the Purchase Price, interest on the purchased Notes will cease to accrue on and after the purchase date.  Each holder of a beneficial interest in the Notes that has properly delivered such beneficial interest for purchase by us through DTC and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on February 13, 2009, will receive the Purchase Price promptly following February 17, 2009.

The total amount of funds required by us to purchase all of the Notes outstanding as of January 13, 2009 is approximately $133,578,000 (assuming all of the Notes are validly surrendered for purchase and accepted for payment).

Fundamental Change

If a Fundamental Change (as defined in the Indenture) occurs, the holders may require us to purchase any Notes not previously purchased by us for cash at a purchase price equal to the principal amount plus accrued and unpaid interest, if any, to (but excluding) the purchase date for such Fundamental Change.  If such a Fundamental Change were to occur, we would comply with the applicable requirements of the Exchange Act, including Rule 14e-5 promulgated thereunder, which could have the effect of delaying our purchase of the Notes upon a Fundamental Change.

Optional Redemption

On or after February 17, 2009, and subject to compliance with applicable federal securities laws regarding purchases by Fluor after the completion of a tender offer, we may redeem any Notes that remain outstanding, in whole or in part, for cash at a purchase price equal to 100% of the principal amount of the Notes redeemed plus accrued and unpaid interest, if any, to (but excluding) the redemption date.

Ranking

The Notes are unsecured and unsubordinated obligations of Fluor. The Notes rank equal in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The Notes are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

Certain U.S. Federal Income Tax Considerations

The following discussion, which is for general information only, is a summary of the material U.S. federal income tax considerations relating to the surrender of Notes for purchase pursuant to the Offer.  This discussion does not purport to be a complete analysis of all potential tax effects of the Offer.  This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect.  Moreover, this summary applies only to holders who hold Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, persons holding Notes as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, holders whose functional currency is not the U.S. dollar, and partnerships.  The tax treatment of a partnership that holds Notes will generally depend on the status of the partners and the activities of the partnership.  Holders that are partnerships should consult their own tax advisors about the U.S. federal income tax consequences of surrendering Notes pursuant to the Offer.  Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction.

For purposes of the discussion that follows, a U.S. holder is a beneficial owner of the Notes that for U.S. federal income tax purposes is: an individual citizen or resident of the United States; a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, or any political subdivision thereof; an estate if its income is subject to United States federal income taxation regardless of its source; or a trust (1) that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.  Except in the case of a partnership, a Non-U.S. holder is a beneficial owner of the Notes other than a U.S. holder.

U.S. Holders.  A U.S. holder who receives cash in exchange for Notes pursuant to the Offer will recognize taxable gain or loss equal to the difference between (a) the amount of cash received (excluding the portion of such cash received which is attributable to accrued interest) and (b) the U.S. holder’s adjusted tax basis in the Notes surrendered.  A U.S. holder’s adjusted tax basis in the Notes will generally equal the holder’s cost of the Notes.   Such gain or loss will be long-term capital gain or loss if the holder held the Note for more than one year.  Long-term capital gains of non-corporate taxpayers are generally taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation.  The portion of cash received that is attributable to accrued interest will not be taken into account in computing the U.S. holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. holder has not previously included the accrued interest in income.

Non-U.S. Holders.  All payments on the Notes made to a Non-U.S. holder pursuant to the Offer will be exempt from United States income or withholding tax provided that: (i) such Non-U.S. holder does not own, actually, indirectly or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; (ii) the certification requirement described below has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States; (iv) the Non-U.S. Holder was not an individual who was present in the United States for at least 183 days during the year in which he disposes of the Notes; and (v) either (A) our Common Stock is actively traded within the meaning of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE) and the Non-U.S. holder does not, at any time during the five-year period ending on the date of disposition of the Notes, actually or constructively own more than 5% of our Common Stock (including, for these purposes, any Common Stock into which the Non-U.S. holder’s Notes are convertible) or (B) we are not and have not been a “United States real property holding corporation” at any time in the past five years.  We believe that we are not and have not been a “United States real property holding corporation” in the past five years.

A Non-U.S. holder can meet the certification requirement described in the preceding paragraph by providing a Form W-8BEN or appropriate substitute form to us or our paying agent.  If the Non-U.S. holder holds the Notes through a financial institution or other agent acting on the Non-U.S. holder’s behalf, the Non-U.S. holder will be required to provide appropriate documentation to the agent.  The Non-U.S. holder’s agent will then be required to provide certification to us or the Paying Agent, either directly or through other intermediaries.  For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. In addition, the agent, partnership or other flow-through entity may have to comply with some certification requirements as intermediaries.

If a Non-U.S. holder of the Notes is engaged in a trade or business in the United States, and if payments received on the Notes are effectively connected with the conduct of such trade or business, the Non-U.S. holder will generally be subject to regular United States federal income tax on any gain realized on the purchase by us at the holder’s option in the same manner as if it were a U.S. holder.  In addition, if such a Non-U.S. holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding.  Under the backup withholding provisions of the Code, a U.S. holder who surrenders Notes for purchase will generally be subject to backup withholding at the rate of 28% of any gross payment if such U.S. holder fails to provide a certified Taxpayer Identification Number (Employer Identification Number or Social Security Number) or otherwise fails to comply with the applicable United States information reporting or certification requirements.  U.S. holders electing to surrender Notes should complete a Substitute Form W-9 and attach it to the Notes being surrendered.  If you are a U.S. holder exempt from backup withholding under the Code, please provide your Taxpayer Identification Number and so indicate in Part 2 of the Substitute Form W-9.  A Non-U.S. holder may be subject to United States backup withholding tax on payments on the Notes made pursuant to the Offer unless the Non-U.S. holder complies with certification procedures (described above) to establish that it is not a United States person.

All descriptions of tax considerations are for holders’ guidance only and are not tax advice.  We recommend that holders consult with their tax and financial advisors with respect to the tax consequences of surrendering Notes for purchase, including the applicability and effect of state, local and foreign tax laws, before surrendering their Notes for purchase.

Purchases of Notes by Fluor and Its Affiliates

Each of Fluor and its affiliates, including its executive officers and directors, is prohibited under applicable federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Offer until at least the tenth business day after the expiration of the Offer.  Following that time, if any Notes remain outstanding, Fluor and its affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price to be paid pursuant to the Offer.  Any decision to purchase Notes after the Offer, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to the Offer, the market price of our Common Stock, our business and financial position and general economic and market conditions.

On or after February 17, 2009, and subject to compliance with applicable federal securities laws regarding purchases by Fluor after the completion of a tender offer, we may redeem any Notes that remain outstanding, in whole or in part, for cash at a purchase price equal to 100% of the principal amount of the Notes redeemed plus accrued and unpaid interest, if any, to (but excluding) the redemption date.

(b)           Purchases.

Neither Fluor nor, to our knowledge after making reasonably inquiry, any of our executive officers, directors or affiliates, has any beneficial interest in the Notes.  We will not purchase any Notes from such persons.  See Item 3 above for a list of our directors and executive officers.

ITEM 5.  Past Contacts, Transactions, Negotiations and Agreements.

Except as described herein, neither Fluor nor, to our knowledge, any of our affiliates, directors or executive officers is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer or with respect to any of the securities of Fluor including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangement, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Certain of our directors and executive officers are parties to ordinary course stock option plans and arrangements involving the Common Stock, as disclosed in our filings with the SEC.

ITEM 6.  Purposes of the Transaction and Plans or Proposals.

The purpose of the transaction is described in the response to paragraph (a) of Item 4 above.  Any Notes that we purchase pursuant to the Offer will be cancelled by the Trustee, pursuant to the terms of the Indenture.  Although in the ordinary course of business from time to time we evaluate acquisition opportunities, and at the present time we are reviewing a number of such opportunities, except as described in this Offer Statement, in our filings with the SEC or as previously publicly announced, we currently have no agreements which would be material to a holder’s decision to participate in the Offer, which relate to or would result in:

(1)           any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

(2)           any purchase, sale or transfer of a material amount of assets of us or any of our subsidiaries;

(3)           any material change in our present dividend rate or policy, or indebtedness or capitalization;

(4)           any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5)           any other material change in our corporate structure or business;

(6)           any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)           any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

(8)           the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

(9)           the acquisition by any person of additional securities of Fluor, or the disposition of securities of Fluor; or

(10)         any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Fluor.

In the ordinary course of business, we make changes in the composition and structure of our Board of Directors and/or management. We expect that we will continue to make changes in this regard.  In particular, as a result of the recent retirement of one of the members of our Board of Directors, we may appoint at least one additional director.

ITEM 7.  Source and Amount of Funds or Other Consideration.

(a)           Source of Funds.  Assuming all holders of Notes require us to purchase their Notes, the total amount of funds to be used in the transaction described in the response to paragraph (a) of Item 4 above is approximately $133,578,000.  We intend to pay the Purchase Price by using available cash.

(b)           Conditions.  Not applicable.

(d)           Borrowed Funds.  Not applicable.

ITEM 8.  Interest in Securities of the Subject Company.

(a)           Securities Ownership.  Neither Fluor nor, to our knowledge after making reasonably inquiry, any of our executive officers, directors or affiliates, has any beneficial interest in the Notes.

(b)           Securities Transactions.  During the 60 days preceding the date of this Offer Statement, neither Fluor nor, to our knowledge, any of our executive officers, directors or affiliates have engaged in any transactions in the Notes.

ITEM 9.  Persons/Assets, Retained, Employed, Compensated or Used.

There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the transaction described in the response to Item 4 above.  The Bank of New York Mellon Trust Company, N.A., however, is the Trustee, Paying Agent and Conversion Agent under the Indenture and will be communicating with and providing notices to holders of the Notes as required by the Indenture.

ITEM 10.  Financial Statements.

We believe that our financial condition is not material to a holder’s decision with respect to the Offer because the consideration being paid to holders surrendering Notes consists solely of cash, the Offer is not subject to any financing conditions, the Offer applies to all outstanding Notes and we are a public reporting company that files reports with the SEC electronically on EDGAR.  The financial condition and results of operations for us and our subsidiaries are reported electronically on EDGAR on a consolidated basis.

ITEM 11.  Additional Information.

(a)           Agreements, Regulatory Requirements and Legal Proceedings.  None.

(b)           Other Material Information.  We file annual, quarterly and special reports, proxy statements and other information with the SEC.  You can read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.  Our SEC filings are also available to the public from commercial document retrieval services and at the worldwide web site maintained by the SEC at

http://www.sec.gov.  You may also inspect those reports, proxy statements and other information concerning us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which shares of our common stock are currently listed.

We have filed with the SEC this Offer Statement to satisfy the filing and disclosure requirements of Section 13(e)(4) and Rule 13e-4 of the Exchange Act, furnishing certain information with respect to the Offer.  This Offer Statement, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.

The documents listed below contain important information about us and our financial condition:

•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	all other reports we have filed with the SEC under Section 13(a), 14 or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

•	all documents we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Offer Statement and prior to the expiration of the Offer;

•

the description of the Notes and the Indenture set forth under the caption “Description of Notes” in our prospectus dated February 11, 2004, as filed with the Securities and Exchange Commission on February 12, 2004; and

•

the description of our Common Stock contained in our Registration Statement on Form 10 filed with the SEC on September 20, 2000 (as amended by Amendment No. 1 thereto on Form 10/A, filed with the SEC on November 22, 2000).

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

ITEM 12.  Exhibits.

Exhibit Number		Description
(a)(1)(A)	—	Company Notice to Holders of Fluor Corporation 1.50% Convertible Senior Notes due 2024, dated January 14, 2009, and Form of Purchase Notice.
(a)(1)(B)	—	Form of Notice of Withdrawal.
(a)(1)(C)	—	Substitute Form W-9.
(a)(1)(D)	—	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(E)	—

The description of the Notes and the Indenture set forth under the caption “Description of Notes” in our prospectus dated February 11, 2004 (incorporated by reference to our prospectus dated February 11, 2004, filed pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended (File No. 333-63984)).

(a)(5)(A)	—	Fluor Press Release dated January 14, 2009.
(b)	—	Not applicable.
(d)(1)	—

Indenture, dated as of February 17, 2004, between Fluor and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Fluor’s Current Report on Form 8-K dated February 17, 2004).

(d)(2)	—

First Supplemental Indenture, dated as of February 17, 2004, between Fluor and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to Fluor’s Current Report on Form 8-K dated February 17, 2004).

(g)	—	Not applicable.
(h)	—	Not applicable.

ITEM 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2009

FLUOR CORPORATION

By:	/s/ Carlos M. Hernandez
Carlos M. Hernandez, Esq.
Chief Legal Officer and Secretary

INDEX TO EXHIBITS

Exhibit Number		Description
(a)(1)(A)	—	Company Notice to Holders of Fluor Corporation 1.50% Convertible Senior Notes due 2024, dated January 14, 2009, and Form of Purchase Notice.
(a)(1)(B)	—	Form of Notice of Withdrawal.
(a)(1)(C)	—	Substitute Form W-9.
(a)(1)(D)	—	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(E)	—

The description of the Notes and the Indenture set forth under the caption “Description of Notes” in our prospectus dated February 11, 2004 (incorporated by reference to our prospectus dated February 11, 2004, filed pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended (File No. 333-63984)).

(a)(5)(A)	—	Fluor Press Release dated January 14, 2009.
(b)	—	Not applicable.
(d)(1)	—

Indenture, dated as of February 17, 2004, between Fluor and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Fluor’s Current Report on Form 8-K dated February 17, 2004).

(d)(2)	—

First Supplemental Indenture, dated as of February 17, 2004, between Fluor and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to Fluor’s Current Report on Form 8-K dated February 17, 2004).

(g)	—	Not applicable.
(h)	—	Not applicable.